

Mail Stop 4546

November 8, 2016

Jack Ross
President and Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

      Re: Synergy CHC Corp.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 30, 2016
               File No. 000-55098

Dear Mr. Ross:

      We have reviewed your October 12, 2016 response and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Results of Operations for the Years ended December 31, 2015 and December 31, 2014, page 9

1.   We refer to your response to prior comment five. Based on the notes to your financials contained on page F-27, it appears that your draft results of operations disclosure would aggregate material product acquisitions under a single "product category" and therefore not separately identify and quantify the FY2015 revenue increases resulting from your two material product introductions. Accordingly, please confirm that you will revise future results of operations disclosures, as applicable, to identify individual product acquisitions that have materially impacted results of operations for the fiscal year and quantify those amounts separately. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: W. David Mannheim, Esq.
       Wyrick Robbins Yates & Ponton LLP